File number 82 - 524

FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

02 AUG -6 [illegible]

82-34640

02049083

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

31 July 2002

SUPPL

Dear Sir

Friends Provident plc - File number 82 - 524

Since our previous submission to you on 24th June 2002 and pursuant to rule 12g3 - 2(b) of the Securities and Exchange Act of 1934, please find enclosed recent press releases made by Friends Provident plc.

29th July 2002	Holding in Company
31st July 2002	Interim Results

Should you require any assistance, please do not hesitate to contact me by email to diana.monger@friendsprovident.co.uk.

Yours sincerely

PROCESSED
AUG 08 2002
THOMSON FINANCIAL

Mrs. Diana Monger
Assistant Group Secretary

Enc.

dlo 8/7

LSE / SecExch: SecExch 310702

Full Text Announcement

Company	Friends Provident PLC
TIDM	FP.
Headline	Holding(s) in Company
Released	14:37 29 Jul 2002
Number	2401Z

Friends Provident plc
Pixham End, Dorking, Surrey, RH4 1QA
Telephone 0870 608 3678 Fax 01306 740150

29 July 2002

FRIENDS PROVIDENT PLC HOLDING IN COMPANY

The Company received notification in accordance with the Companies Act 1985 (as amended) that Brandes Investment Partners, LP have a notifiable interest in 102,943,145 ordinary shares of 10p each of the Company which represents 6.02 % of the issued share capital of the Company.

END

Company	Friends Provident PLC
TIDM	FP.
Headline	Interim Results
Released	07:00 31 Jul 2002
Number	3354Z

31 July 2002

FRIENDS PROVIDENT SHOWS EXCELLENT BUSINESS PROGRESS IN FIRST

SIX MONTHS OF 2002

Financial Highlights

- Total life and pensions sales of £845m in first half of 2002, an increase of 17% over first half of 2001.
- Free Asset Ratio of 10% and financial strength credit ratings in the 'AA' range with stable outlook.
- Achieved operating profit of £161m in first half of 2002, up from £125m in the first half of 2001.
- Contribution from new business of £29m, an increase of 16% from £25m in the first half of 2001.
- Interim dividend of 2.45 pence per share, representing approximately one third of the anticipated total dividend for the full year.

Business Highlights

- Strong progress in core product lines.
- Assets under management doubled to £66bn* through the acquisition of Royal & SunAlliance's asset management business elevating Friends Ivory & Sime plc into the top ten UK Active Fund Managers.
- Creating a major player in the offshore market, with an estimated market share of 9%, through the purchase of Royal & SunAlliance International Financial Services.

- Key strategic partnerships forged with four leading IFA groups via equity investments.

* as at completion on 1 July 2002

Group Chief Executive, Keith Satchell, said: "Despite difficult market conditions, we have successfully transformed the Group into a major player in our two core markets – life and pensions and asset management – and delivered strong organic growth in the value and flow of our new business.

The acquisition of Royal & SunAlliance's asset management business has elevated our asset management operation into the top ten of active fund managers and established an excellent platform for significant growth in the retail investment market. The purchase of Royal & SunAlliance International Financial Services will broaden our distribution and increase sales in the higher margin offshore market."

David Newbigging, Chairman of Friends Provident, said: "Friends Provident has made considerable progress in achieving our strategic objectives outlined when we listed just over a year ago, having completed two acquisitions which augment our organic growth.

Our financial strength at 30th June was sound with a Free Asset Ratio of 10%. Whilst stock markets have been exceptionally volatile over the past month, our financial position is strong and we anticipate making further progress in our main businesses in the second half year."

Ends

For further information contact:

Brian Wilkinson	Friends Provident plc	01306 653 405
Di Skidmore	Friends Provident plc	020 7760 3131
John Coles	Bell Pottinger Financial	020 7861 3868
Catherine Lees	Bell Pottinger Financial	020 7861 3877

Notes to editors:

1. Bonus Announcement

Friends Provident Life and Pensions Limited has today separately announced a change in bonus rates.

2. Interim Interview Details

An interview with Keith Satchell, Group Chief Executive, will be available to view in video, audio and text formats at www.cantos.com.com and www.friendsprovident.com from 7am today.

Analyst presentation will take place at 9.30am today at Merrill Lynch Financial Centre, 2 King Edward Street, London E1A 1HQ.

A web cast of the analyst presentation will also be available on the Friends Provident website from 3pm today.

An investor teleconference will take place at 3.45pm:

Dial in: 020 8896 4300

Access Code: c262267

There is also a replay facility which will be available for 5 days:

Dial in: 01296 618 700

Pin No: 768784

3. Financial Reporting Calendar

Friends Provident plc Ex Dividend Date	16 Oct 2
Friends Provident plc Record Date	18 Oct 2
Friends Provident plc Payment Date	28 Nov 2
Friends Provident plc Life and Pensions Quarter 3 New Business	22 Oct 2
Friends Provident plc Life and Pensions Quarter 4 New Business	28 Jan 2
Friends Provident plc Group Preliminary Announcement of 2002 Results	5 Mar 2

4. Interim Accounts

The modified statutory solvency results for the six months to 30 June 2001 are not applicable due to the mutual structure of Friends Provident before 9 July 2001. Before this date, profits for the Life and Pensions business were being earned for the benefit of members of the mutual company. It is possible, for comparative purposes, to show achieved profit results for the first half of 2001. However, these comparatives exclude the impact of the new capital and a proportion of the contribution from new business attributed to With Profit policyholders prior to 9 July 2001. After that date all of the contribution from new business accrues to shareholders.

Comparative modified statutory solvency results and achieved profit results have been given for the six months trading period to 31 December 2001, and achieved profit results also for the six month period to 30 June 2001.

Annual Premium Equivalent (APE) represents regular premiums plus 10% of single premiums.

5. Free Asset Ratio

The Free Asset Ratio (FAR) is a common measure of financial strength in the UK for long term insurance business. It is the ratio of assets less liabilities (including actuarial reserves but before the required regulatory minimum solvency margin) expressed as a percentage of actuarial reserves. For reference purposes, this ratio has been calculated based on Form 9 Line 34 divided by Form 9 Line 23 of the FSA Returns using figures at 30 June 2002.

Industry Overview

The first six months of 2002 have been characterised by continuing volatile equity markets which have had a significant impact on the UK insurance sector. This has prompted investor fears over the financial strength of life insurance companies which hold substantial investments in equities. We believe these fears have been exaggerated.

A series of impending regulatory reforms also created a degree of uncertainty over future operating conditions. The subsequent publication of both the Sandler and Pickering reports has helped to remove some of the uncertainty.

We welcome the focus on the customer and the simplification of products, taxation and regulation advocated in these reports. The proposed 'best practice' structure for future with profits business will potentially benefit Friends Provident's competitive position as we already write all our new with profit business on a similar structure.

Simplified products themselves, as put forward by the Sandler report, will not be sufficient to stimulate demand and close the savings gap. The experience of stakeholder pensions indicates that a 1% cap may restrict the provision of good quality financial advice and marketing – essential parts of the product/distribution mix. We shall be pressing for changes which will allow wider market penetration.

With the urgent need to address the growing savings gap, the long-term outlook for the sector is positive with Friends Provident financially strong and well placed as a leading player.

Financial Strength

There is no one objective measurement of the financial strength of life companies. A commonly used measure for long term insurance business is the FAR. It is the ratio of assets less liabilities (including actuarial reserves but before the required regulatory minimum solvency margin) expressed as a percentage of actuarial reserves. The FAR for Friends Provident Life and Pensions Limited (FPLP) at 30 June 2002 was 10% (12.8% at 31 December 2001).

The rating agencies, Standard & Poor's and Moody's, measure the financial strength of life companies by using a fuller in-depth analysis, considering such items as business strategy, financial flexibility and profitability as well as capital adequacy. FPLP has maintained its 'AA' range financial strength ratings throughout this difficult period and both Standard & Poor's and Moody's have reaffirmed our ratings after the recent acquisitions.

On 25 July 2002, Standard & Poor's issued a press release placing the UK life insurance sector, and a number of our competitors individually, on negative outlook. Friends Provident retained its stable outlook.

The Group's long-term borrowings remain unchanged at £267m at 30 June 2002 and we have the capacity to raise further debt without affecting the key financial strength ratings of FPLP.

Life and Pensions

Our Life and Pensions business has grown strongly. Group pensions has performed well and we now have over 6500 schemes operating on our 'straight-through processing' system. This technology is being progressively deployed across our other product lines. In the first half of 2002 we were the first company to make menu-based protection products available via IFA portals. Our core investment bond, pensions and protection products are all now available on line via IFA portals and our extranet, and at the end of June 2002 we had over 9800 registered extranet users from the IFA community. Volumes are growing encouragingly, albeit from a low base. Our share of the life single premium market has increased in line with the previously stated intention to grow this part of the business.

Our acquisition of Royal & SunAlliance International Financial Services, announced in June 2002, will increase our new business written outside the UK and will create one of the largest offshore life operations with an estimated market share of 9%. The acquisition brings us a successful operation and an experienced workforce. The enlarged sales force will be able to access a wider spread of markets, which will now include the UK resident market and Hong Kong, and offer an expanded product range with a greater choice of funds and a multi-currency capability. Based on 2001 figures, offshore business accounted for some 10% of our Life and Pensions new business, which would have doubled to 20% had the two international operations been combined throughout last year. Combining the operations also brings scope for cost savings, particularly in information technology and we anticipate that this acquisition will be earnings enhancing in 2003.

The UK IFA sector remains our main distribution channel. We have continued our strategy of investing in significant IFA groups and over the last six months we have taken equity stakes in AssureWeb, Tenet, Millfield and Inter-Alliance to add to our investment in Berkeley Berry Birch. Our total investment in these organisations amounts to £28m.

Asset Management

The most significant event for the Group during the half year was the acquisition of the Royal & SunAlliance asset management business which resulted in the assets under management doubling to £66bn and elevated Friends Ivory & Sime plc (FIS) into the top ten active fund managers. This transaction completed, and control of the business was transferred, on 1 July and therefore has no impact on the half-year results to 30 June 2002. FIS has completed the major part of the internal publication of the operational structure. This structure indicates that the headcount will be between 525 and 550 people, a reduction from just under 700 people at the date of announcement. The process of integration of the two businesses is well advanced and we expect the full integration to be complete before the year end.

The acquisition will provide an excellent platform for our retail business. However, the current environment has proved very difficult for this sector and, like others, FIS has suffered from low levels of new retail business. In the last six months we have launched a new ecotech fund as part of the Socially Responsible range of products in which we are market leader. We believe that environmental technology investment is a growth area for the future and believe we are well positioned to participate in future growth when sentiment in the retail investment sector improves.

The institutional market also remains difficult due to the volatility of stock markets. We believe that there will be good opportunities to develop our fixed interest team when we have integrated the Royal & SunAlliance team with our own, as both have excellent investment records in this area.

During the period FIS successfully raised just under £20m for a new private equity Venture Capital Trust. This was an excellent achievement in the current environment and maintains our position as one of the leading participants in this market. A number of investment trusts also performed well, particularly those with a focus on income, and this is an area of business which should find favour in the current climate and one which we shall seek to develop further in the future.

Funds under management

Funds managed by FIS were £31.2bn at 30 June 2002, down from £33.8bn at 31 December 2001. These include £25.8bn relating to the Life and Pensions business (2001: £27.3bn). The fall represents the impact of falling investment markets in the period, the loss of £350m of Eureko funds, which had been indicated to the market in 2001, and the withdrawal by Friends Provident of £180m of Life and Pensions money, in order to fund a loan to FIS for the purchase of Royal & SunAlliance Investments.

Analysis of New Business

Total new Life and Pensions sales grew by 17% in first half 2002. Life and Pensions APE grew by 14%, with second quarter growth of 17% compared with the same period last year. The main contributors to this growth were group pensions and savings and investment products, reflecting our strategic focus on these sectors.

Life Business

New life APE increased by 20% to £61m in first half 2002 (£51m 2001) and by 33% for the second quarter of 2002 to £32m (£24m 2001).

New savings and investment business increased by 25% to £43m in first half 2002 (£34m 2001). A successful marketing offer on our Investment Portfolio Bond in the second quarter helped total single premiums to increase by 70% to £340m.

New protection business was up 8% to £18m in first half 2002 (£17m 2001). The life protection product range was repositioned in April 2002, and the second quarter 2002 saw our overall new protection business increase by 31% to £10m compared with £7m in the second quarter of 2001.

Pensions Business

New pensions APE increased by 11% to £121m in the first half of 2002 (£109m 2001) and by 10% for the second quarter of 2002 to £67m (£60m 2001).

New group pensions business increased by 30% to £81m in first half 2002, compared with the first half 2001 (£63m). We continue to benefit from offering our 'straight through processing' system. Over 1200 new pension schemes were

written during the first six months of 2002 and our systems remain capable of accommodating significantly higher new business volumes. The nature of this business means that new business flows are less smooth than for other product lines. Second quarter 2002 new group pension business was £49m, exceeding second quarter 2001 performance (£34m) by 44%. We expect the proportion of incremental new business to increase as our portfolio of high quality group schemes grow. In the first half of 2002 we set up a new worksite marketing team to focus on increasing membership and business flows from our best quality schemes.

Individual pensions new business decreased by 10% to £24m in first half 2002 (£26m 2001). We plan to capture a greater share of this market as it progressively migrates to more efficient electronic trading platforms and margins improve.

New pension annuity business is down 20% to £16m over the first half 2002 compared with £20m over the same period in 2001. Our objective remains to ensure that this business is priced to maintain appropriate margins.

Achieved Profit

The results contained in this report are for the first six months of 2002. Before 9 July 2001, profits for the Life and Pensions business were being earned for the benefit of members of the mutual company. It is possible, for comparative purposes, to show achieved profit results for the first half of 2001. However, these comparatives exclude the impact of the new capital and contribution from new business attributed to the with profits policyholders (40% of the total) prior to 9 July 2001. After that date, all the contribution from new business accrues to shareholders.

Operating profit before amortisation of goodwill and tax was £161m, including the impact of the new capital raised at listing. Within the overall result, Life and Pensions achieved operating profit before tax was £127m.

The contribution from new business before cost of solvency capital and pension service charge was £29m. This represents a 16% increase on £25m for the first half of 2001 on a comparative basis. The new business margin has remained stable at 16%.

The expected return from the existing business of £77m is a half year's expected return on the opening value of in-force business of £1,470m at 31 December 2001.

Experience variances result in a reduction in profit of £9m (2001: increase of £6m) mainly from poorer persistency on mortgage endowment business.

Development costs of £15m represent expenditure above normal levels on system developments (stakeholder and IFA extranet links) and enhancing customer service through our Friends Achieving Customer Excellence programme.

The expected return on shareholders' net assets within the Life and Pensions business for the period was £54m. The value of these invested assets at 30 June 2002 was £1.1bn, a reduction of £0.1bn from 31 December 2001, mainly as a result of falls in equity values.

The Asset Management profit of £13m arises from the profits of the Friends Ivory & Sime Group before amortisation of goodwill.

The expected return of £12m on the net pension asset represents the investment return of £27m on total pension scheme assets, less £15m interest on scheme liabilities.

The expected return on corporate net assets is £14m and arises from the retention of some £0.4bn of capital outside the Life and Pensions business. At the end of the period, these net assets were valued at £0.3bn, after a capital injection into the Life and Pensions business to pay for Royal & SunAlliance International Financial Services.

Corporate costs for the period were £5m reflecting the impact of PLC activities.

Modified Statutory Solvency Profit and Dividend

Friends Provident plc started trading on 9 July 2001 and therefore comparative figures for the first six months of 2001 are not applicable. Operating profit before amortisation and tax was £186m, which benefited from favourable one-off items of £19m.

We have declared our first interim dividend of 2.45p per share, representing approximately one third of the anticipated

full year dividend. The interim dividend will be paid on 28 November 2002 to shareholders registered at the close of business on 18 October 2002. The shares trade ex-dividend from 16 October 2002.

Shareholders' Funds

Embedded value at 30 June 2002 was £3.1bn. This comprises £1.4bn of shareholder net assets, £1.4bn value of in-force Life and Pensions business, £0.2bn market value of the Asset Management business and £0.1bn net pension asset.

The adverse variation from the longer-term investment return was £356m before tax, or £249m after tax. This is primarily the difference between the actual and expected return on the shareholders' invested net assets. It also includes the impact on the value of in-force Life and Pensions business of the lower equity market levels. The adverse effect of economic assumption changes was £46m before tax, or £32m after tax.

Bonus Shares

On 2nd August 2002, the issued share capital of Friends Provident plc will be increased from £171,040,827.50 to £172,192,168.80 by the issue of 11,513,413 new ordinary shares of 10p each. These new shares will be issued as bonus shares to shareholders on the basis of one bonus share for every complete twenty shares acquired in the Preferential Offer on 9th July 2001 and held continuously up to and including 9th July 2002.

Summary and Outlook

Despite challenging market conditions, Friends Provident has continued to make good progress towards our strategic objective of building a balanced business centred on our two core operations – Life and Pensions and Asset Management.

Our industry is under intense scrutiny but we are well positioned to prosper under the proposed industry reforms, following the various regulatory reviews, which we have broadly welcomed. The acquisitions we have made, coupled with the partnerships we have forged, will open up new markets to us, in which we will endeavour to build our presence still further.

We continue to expect to grow our market share in 2002.

Contents

Consolidated statement of total recognised gains and losses on a modified statutory solvency basis

Operating profit (based on longer-term investment return) before amortisation of goodwill and before tax and reconciliation to profit after tax on a modified statutory solvency basis

Operating profit (based on longer-term investment return) on ordinary activities before tax on a modified statutory solvency basis

Summary consolidated balance sheet on a modified statutory solvency basis

Summary consolidated cash flow statement on a modified statutory solvency basis

Notes to the modified statutory solvency results

Appendix: New Life and Pensions business

Summary consolidated profit and loss account on an achieved profit basis

	Notes	Half year ended 30 June 2002 £m	Half year ended 31 Dec 2001 £m	Half year ended 30 June 2001 £m
Operating profit				
Life and Pensions achieved operating profit	3	127	157	92
Asset Management	4	13	13	14
Expected return on net pension asset		12	15	19
Expected return on corporate net assets	5(a)	14	14	-
Corporate costs		(5)	(3)	-
	----------	----------	----------	----------
Operating profit before amortisation of goodwill and tax		161	196	125
Amortisation of Asset Management goodwill		(1)	(1)	(1)
	----------	----------	----------	----------
Operating profit on ordinary activities before tax		160	195	124
Exceptional items relating to Asset Management operations		-	(2)	-
Investment return variances		(356)	(117)	(242)
Effect of economic assumption changes	6	(46)	(109)	137

	----------	----------	----------	----------
(Loss)/Profit on ordinary activities before tax		(242)	(33)	19
Tax on operating profit before amortisation of goodwill		(48)	(56)	(37)
Tax credit on items excluded from operating profit before amortisation of goodwill		110	68	31
	----------	----------	----------	----------
(Loss)/Profit on ordinary activities after tax		(180)	(21)	13
Equity minority interests (Asset Management)		(2)	(1)	(3)
(Loss)/Profit after tax attributable to equity shareholders		(182)	(22)	10
Dividend		(42)	(60)	-
	----------	----------	----------	----------
Retained (loss)/profit for the financial period		(224)	(82)	10
	======	======	======	======
Earnings/(Loss) per share	7			
Based on loss attributable to equity shareholders – basic and diluted		(10.6)p	(1.7)p	
Based on operating profit on an achieved profit basis before amortisation of goodwill after tax attributable to equity shareholders		6.5p	10.9p	
Based on operating profit on an achieved profit basis before amortisation of goodwill after tax attributable to equity shareholders and using the weighted average number of shares for the trading period		6.5p	8.2p	
Dividend per share - Interim		2.45p	-	
- Final			3.5p	

Consolidated statement of total recognised gains and losses on an achieved profit basis

	Half year ended 30 June 2002 £m	Half year ended 31 Dec 2001 £m	Half year ended 30 June 2001 £m
(Loss)/ Profit for the financial period	(182)	(22)	10
Pension scheme losses	(113)	(74)	(123)
Deferred taxation on pension scheme losses	34	22	37
Foreign exchange losses	-	(1)	-
Equity minority interests	1	-	-
	----------	----------	----------
Total recognised gains and losses arising in the period	(260)	(75)	(76)
	======	======	======

Life and Pensions achieved operating profit

	Notes	Half year ended 30 June 2002 £m	Half year ended 31 Dec 2001 £m	Half year ended 30 June 2001 £m
Contribution from new business (i)	3(a)	29	29	16
Cost of solvency capital and pension service charge		(9)	(8)	(6)
	----------	----------	----------	----------
Contribution from new business attributable to shareholders (after the cost of solvency capital and pension service charge) (i)		20	21	10
Profit from existing business	3(b)			
- expected return		77	85	82
- experience variances		(9)	28	6
- operating assumption changes		-	(10)	7
Development costs	3(c)	(15)	(16)	(14)
Expected return on shareholders' net assets within the Life and Pensions business	5(b)	54	49	1

	----------	----------	----------	----------
Life and Pensions achieved operating profit before tax		127	157	92
Investment return variances		(312)	(94)	(242)
Effect of economic assumption changes	6	(46)	(109)	137
	----------	----------	----------	----------
Life and Pensions achieved loss before tax		(231)	(46)	(13)
Attributed tax credit		69	14	4
	----------	----------	----------	----------
Life and Pensions achieved loss after tax		(162)	(32)	(9)

(i) The contribution from new business attributable to shareholders represents 100 per cent. of the total contribution from new Non Profit, unit linked and unitised With Profits business written after the effective date of the demutualisation (9 July 2001) (the "Effective Date"), 60 per cent. of that business written before the Effective Date; together with 100 per cent. of the total contribution from new income protection business and the value of one-ninth of the cost of projected bonuses on new conventional With Profits business.

Illustrative contribution from new business on the basis of the new fund structure (i)

	Note	Half year ended 30 June 2002 £m	Half year ended 31 Dec 2001 £m	Half year ended 30 June 2001 £m
New Life and Pensions business annualised premium equivalent		182	183	160
		======	======	======
Contribution from new business before tax	3(a)	29	29	25
Cost of solvency capital		(3)	(3)	(2)
		----------	----------	----------
Contribution from new business before tax (and after cost of solvency capital)		26	26	23
Effect of pension service charge		(6)	(5)	(6)
		----------	----------	----------
Contribution from new business before tax (and after cost of solvency capital and effect of pension service charge)		20	21	17
		----------	----------	----------

(i) After the Effective Date, 100 per cent. of the total contribution from new Non Profit, unit linked and unitised With Profits business is attributable to shareholders (before the Effective Date, 100 per cent. is treated in the above table as

attributable to shareholders), together with 100 per cent. of the total contribution from new income protection business and the value of one-ninth of the cost of projected bonuses on new conventional With Profits business.

Group embedded value

At 30 June 2002

	30 June 2002 £m	31 Dec 2001 £m	30 June 2001 £m
Attributable net asset value of Asset			
Management business (excluding goodwill) (i) (ii)	46	48	43
Net pension asset of FPPS (i)	58	132	180
Shareholders' invested net assets	1,449	1,605	37
	----------	----------	----------
Shareholders' net worth	1,553	1,785	260
Value of in-force Life and Pensions business	1,400	1,470	1,554
Adjustment of the value of Asset			
Management business to market value (ii)	184	201	292
	----------	----------	----------
Embedded value (ii)	3,137	3,456	2,106
	======	======	======

At 30 June 2002 Life and Pensions net assets were £1,131m (shareholder funds £334m, long-term funds £797m) and corporate net assets (including the net pension asset of Friends Provident Pension Scheme ("FPPS") and attributable net asset value of the Asset Management business) were £422m. Unencumbered capital, which is defined as Life and Pensions net assets less the solvency margin requirements in respect of business written in non profit funds, amounted to £1,051m (31 December 2001: £1,080m).

(i) The net pension asset of FPPS is stated on a Financial Reporting Standard 17 (Retirement benefits) ("FRS 17") basis and is net of related deferred taxation. The attributable net asset value of Asset Management business includes the value of the net pension asset of that business on an FRS17 basis (net of deferred tax).

(ii) The embedded value excludes the effect of the acquisitions of Royal & SunAlliance Investments and Royal & Sun Alliance International Financial Services Limited detailed in note 10 to the modified statutory solvency results.

Movement in the Group embedded value

	Half year ended 30 June 2002 £m	Half year ended 31 Dec 2001 £m	Half year ended 30 June 2001 £m
Opening embedded value	3,456	2,106	2,307
Adjustment arising from revised basis of preparation	-	-	(6)

Net listing proceeds	-	1,572	-
Consolidated recognised losses arising in the period including Life and Pensions business on an achieved profit basis	(260)	(75)	(76)
Movement in the adjustment of the value of Asset Management business to market value	(17)	(91)	(119)
Release of goodwill previously written off to reserves (net of minority interest)	-	4	-
Dividend	(42)	(60)	-
	----------	----------	----------
Closing embedded value	3,137	3,456	2,106
	======	======	======

Notes to the achieved profit results

1. Achieved profit results

The achieved profit results have been approved by the Board of Directors on 30 July 2002.

The achieved profit results for the half year to 30 June 2002 are unaudited, but the Life and Pensions results have been subject to a review by B&W Deloitte, consulting actuaries.

2. Basis of preparation

In order to identify the value being generated by the Group's business, the directors use the achieved profit basis of reporting in respect of the Life and Pensions business combined with the modified statutory solvency ("MSS") basis for the remainder of the business. The achieved profit basis of reporting is designed to recognise profit as it is earned over the term of a life assurance policy. The total profit recognised over the lifetime of the policy is the same as that recognised under the MSS basis of reporting, but the timing of the recognition is different.

The consolidated profit and loss account on an achieved profit basis has been prepared in accordance with the methodology and disclosure requirements contained in the guidance on 'Supplementary reporting for long term insurance business (the achieved profits method)' issued by the Association of British Insurers ("ABI") in December 2001. Previously the achieved profit basis results were prepared in accordance with draft guidance issued in December 1999. Comparative results for 2001 have not been restated for the change in methodology as the differences are not material to the result. The guidance aims to provide a realistic method of recognising shareholder profits from long-term business. The guidance states that achieved profit should be calculated net of tax and then grossed up at the effective rate of shareholder tax. The full standard rate of corporation tax has been used to gross up after tax profits.

Achieved profit is determined as the change in the Group's embedded value during the period adjusted for any dividends paid or capital injected. As Friends' Provident Life Office ("FPLO") was a mutual company, there were no dividends paid or capital injections in the half year ended 30 June 2001.

An embedded value provides an estimate of the value of the shareholders' interest in a life assurance business excluding any value which may be generated from future new life and pensions business. The embedded value is the sum of shareholders' net worth and the value of existing business. The shareholders' net worth is the net assets attributable to shareholders and excludes items such as acquired goodwill and the present value of acquired in-force business.

The value of existing business is the present value of the projected stream of future after tax distributable profit

available to shareholders from the business in-force at the valuation date, adjusted where appropriate for the cost of holding the minimum statutory solvency margin.

The embedded value of the Group as at 31 December 2000 and as at 30 June 2001 is based on the structure of the Group following demutualisation and before the inclusion of the net new capital raised from the Share Offers in July 2001.

The embedded value of the Friends Provident Group consists of the following:

(i) the Group's share of its investment in the Asset Management business at market value

(ii) the net pension asset of FPPS on an FRS17 basis (net of deferred tax)

(iii) shareholders' invested net assets

(iv) the present value of the future profits attributable to shareholders from existing policies of the Life and Pensions business.

3. Life and Pensions achieved operating profit

(a) Contribution from new business

The contribution from new business for the period ended 30 June 2002 is calculated using economic assumptions at the beginning of the period. The contribution from new business using end of period economic assumptions amounted to £29m for the half year ended 30 June 2002. The contribution from new business for prior periods are calculated using economic assumptions at the end of those periods.

The contribution from new Life and Pensions business before tax is calculated by grossing up the contribution from new Life and Pensions business after tax at the full standard rate of corporation tax.

In respect of stakeholder style pension business, where a regular pattern in the receipt of premiums has been established, the business has been treated as regular premium business.

The contribution between the point of sale and the end of the period is included within the contribution from new business for the second half of 2001 and the first half of 2002, and is included within profits from existing business for the first half of 2001.

(b) Profit from existing business

Profit from existing Life and Pensions business comprises the expected return on the value of in-force business at the start of the period plus the impact of any changes in the assumptions relating to future operating experience, changes in the reserving basis (other than economic assumption changes) and profits and losses caused by differences between the actual experience for the period and the assumptions used to calculate the embedded value at the end of the period.

(c) Development costs

Development costs represent investment in the following strategic developments: service automation and improvement, Stakeholder systems, and E-commerce capabilities.

4. Asset Management

Asset Management has been treated as a separate reportable segment. The profit or loss on investment management fees charged to the Life and Pensions business has not been eliminated on consolidation and is included within Asset Management operating profit and amounted to approximately £4m for the half year ended 30 June 2002.

5. Expected return on shareholders' net assets

(a) Expected return on corporate net assets

The expected return on corporate net assets is the expected longer-term rate of investment return on assets held by Friends Provident plc and its non-life subsidiaries. It excludes the return on the net pension asset and the result of the

Asset Management business which are shown separately in the summary consolidated profit and loss account.

(b) Expected return on shareholders' net assets held within the Life and Pensions business

The expected return on shareholders' net assets held within the Life and Pensions business comprises the expected return on the shareholders' net assets held by the life assurance companies within that business, using the investment return assumptions used to calculate the embedded value at the beginning of the period. The expected return on unencumbered capital for the half year ended 30 June 2002 is £51m (half year ended 31 December 2001: £46m).

6. Effect of economic assumption changes

The effect of economic assumption changes reflects the impact of changes in the expected level of future investment returns, economic reserving basis, expense inflation and the risk discount rate used to calculate the value of existing business.

7. Earnings/(Loss) per share

(a) Basic earnings per share

	Half year ended 30 June 2002		Half year ended 31 December 2001	
	Earnings £m	Per share pence	Earnings £m	Per share pence
Loss after tax attributable to shareholders	(182)	(10.6)	(22)	(1.7)
Investment return variances	356	20.8	117	9.1
Effect of economic assumption changes	46	2.7	109	8.5
Amortisation of goodwill	1	0.1	1	0.1
Exceptional items relating to Asset Management operations	-	-	2	0.2
Tax credit on items excluded from operating profit before amortisation of goodwill	(110)	(6.5)	(68)	(5.3)
Operating profit before amortisation of goodwill after tax	111	6.5	139	10.9
Weighted average number of shares for the financial period		1,710		(ii) 1,280
Operating profit before amortisation of goodwill after tax for the trading period	111	6.5	139	8.2

Weighted average number of shares for the trading period		1,710		(i) 1,699
	----------	----------	----------	----------

(i) representing the period from 9 July 2001 to 31 December 2001.

(ii) representing the period from 23 November 2000 to 31 December 2001

(b) Diluted earnings per share

	Half year ended 30 June 2002			Half year ended 31 December 2001		
	Earnings	Weighted average number of shares	Per share	Earnings	Weighted average number of shares	Per share
	£m	m	pence	£m	m	pence
Loss after tax attributable to equity shareholders	(182)	1,710	(10.6)	(22)	1,280	(1.7
Dilutive effect of options	-	1	-	-	-	-
	---------	---------	---------	---------	---------	---------
Diluted earnings per share	(182)	1,711	(10.6)	(22)	1,280	(1.7
	---------	---------	---------	---------	---------	---------

In accordance with Financial Reporting Standard 14 (Earnings per share), the bonus shares due to be issued on 2 August 2002 are not treated as dilutive potential ordinary shares at 30 June 2002.

8. Sensitivity analysis

The table below shows the contribution from new Life and Pensions business before tax (and before the cost of solvency capital and the pension service charge), and the value of existing Life and Pensions business, assuming a one per cent. increase in the rate of investment return on equities and properties and, separately, a one per cent. increase in the risk discount rate (all other assumptions remaining unchanged):

	Half year ended 30 June 2002
	£m
Contribution from new Life and Pensions business before cost of solvency capital and pension service charge, before tax	29
After the impact of a one per cent. increase in the rate of	

investment return on equities and properties	35
After the impact of a one per cent. increase in the risk discount rate	17

Value of existing Life and Pensions business	1,400
After the impact of a one per cent. increase in the rate of	
investment return on equities and properties	1,449
After the impact of a one per cent. increase in the risk	
discount rate	1,303

Profits are affected by any change in underlying investment returns. When interest rates change, expected future investment returns will also change and this in turn will affect projected cash flows. A change in investment assumptions may also result in a change to the risk discount rate used to calculate the present value of the projected cash flows.

9. Principal assumptions

The table below sets out the principal economic assumptions used in the calculation of the value of the existing business and the contribution from new business (new business written in the six months period to 30 June 2002 has been valued using the economic assumptions used to value the existing business at 31 December 2001):

	30 June	31 Dec	30 June
	2002	2001	2001
	%	%	%
Risk discount rate	7.5	7.5	7.8
Investment returns before tax:			
UK Government fixed interest	5.0	5.0	5.3
Other fixed interest	5.5 - 5.9	5.5 - 6.1	5.8 - 6.4
Equities	7.5	7.5	7.8
Properties	7.5	7.5	7.8
Future expense inflation	3.7	3.6	3.7
Corporation tax rate	30	30	30

It has been assumed that there will be no changes to the methods and bases used to determine statutory reserves and policy benefits. Reversionary bonus rates have been assumed to continue at their current level. Terminal bonus payments have been set at a level consistent with the economic assumptions and bonus policy.

The assumed rates of mortality, morbidity, lapse, surrender, conversion to paid-up and early retirement, which are reviewed annually, have been derived from analyses of the Group's recent operating experience and industry studies. These assumptions are unchanged from those made at the end of 2001. An allowance has been retained for the impact of the introduction of stakeholder pensions and the effect of policy lapses deferred in order to gain demutualisation benefits.

Maintenance expenses are assumed to increase in the future at a rate of 1 per cent. per annum in excess of the assumed long-term rate of retail price inflation. Allowance for commission is based on the Group's recent experience.

The value of existing business makes no allowance for the payment of future premiums on recurring single premium contracts (except for stakeholder style pensions, in which case if a regular pattern in the receipt of premiums is established the business is treated as regular premium business) or for non-contractual increments on existing policies.

Summary consolidated profit and loss account on a modified statutory solvency basis

For the half year to 30 June 2002

	Notes	Half year ended 30 June 2002 £m	25 week trading perioc endec 31 Dec 2001 £rr
Gross premiums written	4	1,489	1,479
		======	======
Balance on the long-term business technical account		102	72
Tax credit attributable to balance on long-term business technical account		44	31
		----------	----------
Profit before tax from long-term business		146	103
Investment income		28	28
Allocated investment return transferred to the long-term business technical account		(107)	(66)
Investment expenses and charges, including interest		(3)	(9)
Unrealised losses on investments		(56)	(13)
Other income		35	40
Other charges, including value adjustments		(38)	(42)
Exceptional items relating to Asset Management operations		-	(2)
		----------	----------
Profit on ordinary activities before tax		5	39
Tax on profit on ordinary activities		(19)	(15)
		----------	----------
(Loss)/Profit on ordinary activities after tax		(14)	24
Equity minority interests (Asset Management)		(2)	(1)
		----------	----------

(Loss)/Profit after tax attributable to equity shareholders		(16)	23
Dividend		(42)	(60)
		----------	----------
Retained loss for the financial period transferred to reserves		(58)	(37)
		======	======
Earnings/(Loss) per share	5		
Based on (loss)/profit attributable to equity shareholders using the weighted average number of shares for the financial period - basic and diluted		(0.9)p	1.8p
Based on operating profit (based on longer-term investment return) before amortisation of goodwill after tax attributable to equity shareholders using the weighted average number of shares for the financial period		7.6p	7.6p
Based on operating profit (based on longer-term investment return) before amortisation of goodwill after tax attributable to equity shareholders using the weighted average number of shares for the trading period		7.6p	5.7p
Dividend per share **- Interim**		2.45p	-
- Final			3.5p

All of the amounts above are in respect of continuing operations.

Consolidated statement of total recognised gains and losses on a modified statutory solvency basis

For the half year to 30 June 2002

	Half year ended 30 June	25 week trading period ended 31 Dec

	2002	2001
	£m	£m
(Loss)/Profit after tax attributable to equity shareholders	(16)	23
Pension scheme losses	(113)	(74)
Deferred taxation credits on pension scheme losses	34	22
Foreign exchange losses	-	(1)
Equity minority interests	1	-
	----------	----------
Total recognised gains and losses arising in the period	(94)	(30)
	======	======

Operating profit (based on longer-term investment return) before amortisation of goodwill and tax and reconciliation to profit after tax on a modified statutory solvency basis

For the half year to 30 June 2002

	Note	Half year ended 30 June 2002 £m	25 week trading period ended 31 Dec 2001 £m
Life and Pensions	2	173	127
Asset Management		13	13
		----------	----------
Operating profit before amortisation of goodwill and tax		186	140
Amortisation of goodwill		(7)	(7)
		----------	----------
Operating profit on ordinary activities before tax		179	133
Short term fluctuations in investment return		(174)	(92)
Exceptional items relating to Asset Management operations		-	(2)
		----------	----------

Profit on ordinary activities before tax	5	39
Tax on operating profit before amortisation of goodwill	(54)	(42)
Tax credit on items excluded from operating profit before amortisation of goodwill	35	27
Equity minority interests (Asset Management)	(2)	(1)
	----------	----------
(Loss)/Profit after tax attributable to equity shareholders	(16)	23
	======	======

Operating profit (based on longer-term investment return) on ordinary activities before tax on a modified statutory solvency basis

For the half year to 30 June 2002

	Half year ended 30 June 2002 £m	25 weel trading perioc endec 31 De(200: £rr
Life and Pensions	167	121
Asset Management	12	12
	----------	----------
Operating profit on ordinary activities before tax	179	133
	======	======

Summary consolidated balance sheet on a modified statutory solvency basis

At 30 June 2002

	Notes	30 June 2002 £m	31 Dec 2001 £m
Assets			
Goodwill		249	256
Investments		20,310	21,631
Present value of acquired in-force business		119	123

Assets held to cover linked liabilities		7,938	8,706
Reinsurers' share of technical provisions		975	807
Debtors and other assets		743	484
Prepayments and accrued income		586	710
Net pension asset	7	56	133
		----------	----------
Total assets including net pension asset		30,976	32,850
		----------	----------
Liabilities			
Equity shareholders' funds	8	2,089	2,225
Equity minority interests		63	63
Subordinated liabilities		215	215
Fund for future appropriations		391	1,247
Technical provisions including linked liabilities		27,669	28,221
Provisions for other risks and charges		26	120
Creditors, accruals and deferred income		523	759
		----------	----------
Total liabilities		30,976	32,850
		----------	----------

Summary consolidated cash flow statement on a modified statutory solvency basis

For the half year to 30 June 2002

			25 week
			trading
		Half year	period
		ended	ended
		30 June	31 Dec
		2002	2001
	Note	£m	£m
Net cash inflow from operating activities	9	252	78
Returns on investments and servicing of finance		7	7
Corporation tax paid		(1)	(3)

Capital expenditure and financial investment		13	(30)
Acquisitions and disposals		-	(1,139)
Dividends paid		(60)	-
Issue of share capital		-	1,618
Increase/(Decrease) in borrowings		180	(51)
		----------	----------
Net cash inflow		391	480
		----------	----------
The net cash inflow was applied/invested as follows:			
Net portfolio investments		151	405
Increase in cash holdings		240	75
		----------	----------
Net investment of cash flows		391	480
		----------	----------

In accordance with Financial Reporting Standard 1 (Cash flow statements), this statement shows only the cash flows of shareholders' funds.

Notes to the modified statutory solvency results

1. Modified statutory solvency results

The modified statutory solvency results have been approved by the Board of Directors on 30 July 2002.

The modified statutory solvency results for the half year to 30 June 2002 are unaudited, but have been subject to a review by the Group's auditors and constitute non-statutory accounts within the meaning of section 240 of the Companies Act 1985. They have been prepared on a basis which is consistent with the financial statements for the period ended 31 December 2001. The figures reported in these financial statements for the period ended 31 December 2001 have been extracted from the financial statements for the period ended 31 December 2001. The financial statements have been filed with the Registrar of Companies. They include the auditors' unqualified report and do not contain a statement under either section 237(2) or 237(3) of the Companies Act 1985.

2. Basis of preparation

The Company was incorporated on 23 November 2000 but did not trade until it was listed on the London Stock Exchange on 9 July 2001 and as a consequence the 2001 profit and loss account presented as a comparative represents the results of the Friends Provident Group ("the Group") for the 25 week trading period to 31 December 2001. Where comparable, notes to the accounts disclose full year figures for 2001. These figures represent the total of the trading period 9 July 2001 to 31 December 2001 for the Group and the trading period 1 January 2001 to 8 July 2001 for the Friends Provident Life Office Group.

The profit reported as arising on Life and Pensions business in this section includes the return on its net pension asset and on corporate net assets.

3. New business

(a) Gross new premiums written by type

	Regular premiums				Single premiums			
	Half year ended 30 June 2002 £m	Half year ended 31 Dec 2001 £m	Half year ended 30 June 2001 £m	Full year 2001 £m	Half year ended 30 June 2002 £m	Half year ended 31 Dec 2001 £m	Half year ended 30 June 2001 £m	Full year 2001 £m
Life								
Protection	18	18	17	35	-	-	1	1
Savings and investment	9	9	14	23	340	252	201	453
	27	27	31	58	340	252	202	454
Pensions								
Individual pensions	10	13	11	24	137	144	155	299
Group pensions	71	69	55	124	101	92	70	162
Annuities	-	-	-	-	159	257	198	455
	81	82	66	148	397	493	423	916
Total Life and Pensions	108	109	97	206	737	745	625	1,370

(b) Annualised premium equivalent (APE) by type

	Half year ended 30 June 2002 £m	Half year ended 31 Dec 2001 £m	Half year ended 30 June 2001 £m	Full year 2001 £m

Life				
Protection	18	18	17	35
Savings and investment	43	34	34	68
	------	------	------	------
	61	52	51	103
	------	------	------	------
Pensions				
Individual pensions	24	28	26	54
Group pensions	81	78	63	141
Annuities	16	25	20	45
	------	------	------	------
	121	131	109	240
	------	------	------	------
Total Life and Pensions	182	183	160	343
	------	------	------	------

Annualised Premium Equivalent (APE) represents regular premiums plus 10 per cent. of single premiums.

(c) New business by destination

	Regular premiums					Single premiums			
	Half year ended 30 June 2002 £m	Half year ended 31 Dec 2001 £m	Half year ended 30 June 2001 £m	Full year 2001 £m		Half year ended 30 June 2002 £m	Half year ended 31 Dec 2001 £m	Half year ended 30 June 2001 £m	Full year 2001 £m
Life and Pensions									
United Kingdom	101	102	90	192		622	652	535	1,187
Rest of World	7	7	7	14		115	93	90	183
	------	------	------	------	------	------	------	------	------
Total Life and Pensions	108	109	97	206		737	745	625	1,370
	------	------	------	------	------	------	------	------	------

(d) Asset Management new business

	Net new money			
	Half year ended 30 June 2002 £m	Half year ended 31 Dec 2001 £m	Half year ended 30 June 2001 £m	Ful yeaı 2001 £rr
Other Life and Pensions (i)	(385)	2,107	(223)	1,884
Unit trusts/OEICs	52	(20)	(6)	(26]
Investment trusts	(10)	(313)	79	(234]
Institutional clients	(480)	(1,091)	103	(988]
Limited partnerships	(16)	50	-	50
Venture capital trusts	18	(35)	69	34
	------	------	------	------
Total Asset Management	(821)	698	22	720
	------	------	------	------

(i) Other Life and Pensions consists principally of assets invested by the Life and Pensions business of the Group.

Other Life and Pensions for the half year ended 30 June 2002 includes an outflow representing a loan of £180m from Friends Provident Life and Pensions Limited to Friends Ivory & Sime plc in order to fund the acquisition of Royal & SunAlliance Investments, as detailed in note 10.

Asset Management new business represents the net new money received for investment by Friends Ivory & Sime plc.

4. Gross premiums written: Life and Pensions and managed pension fund business

(a) Gross premiums written by type

			Half year ended 30 June 2002 £m	Half year ended 31 Dec 2001 £m	Half year ended 30 June 2001 £m	Full year 2001 £m
Life						
Protection			62	60	54	114
Savings and investment			650	573	540	1,113

Pensions						
Individual pensions			293	284	307	591
Group pensions			247	238	205	443
Annuities			159	257	198	455
			--------	--------	--------	--------
Total Life and Pensions			1,411	1,412	1,304	2,716
Managed pension fund business			78	67	93	160
			--------	--------	--------	--------
Total			1,489	1,479	1,397	2,876
			--------	--------	--------	--------

(b) Gross premiums written by destination

	Half year ended 30 June 2002 £m	Half year ended 31 Dec 2001 £m	Half year ended 30 June 2001 £m	Ful yeai 2001 £r
United Kingdom	1,345	1,358	1,281	2,63ʕ
Rest of World	144	121	116	23ʾ
	---------	---------	---------	---------
Total	1,489	1,479	1,397	2,87ϵ
	---------	---------	---------	---------

5. Earnings per share

(a) Basic earnings per share

			25 week trading	
	Half year ended		period ended	
	30 June 2002		31 December 2001	
	Earnings	Per share	Earnings	Per share
	£m	pence	£m	pence

(Loss)/Profit after tax attributable to equity				
shareholders	(16)	(0.9)	23	1.8
Short term fluctuations in investment return	174	10.1	92	7.2
Amortisation of goodwill	7	0.4	7	0.5
Exceptional items	-	-	2	0.2
Tax on items excluded from operating				
profit before tax and amortisation				
of goodwill	(35)	(2.0)	(27)	(2.1)
	----------	----------	----------	----------
Operating profit before amortisation of				
goodwill after tax	130	7.6	97	7.6
	----------	----------	----------	----------
Weighted average number of shares for the				
financial period		1,710		(ii) 1,280
	----------	----------	----------	----------
Operating profit before amortisation of				
goodwill after tax for the trading period	130	7.6	97	5.7
	----------	----------	----------	----------
Weighted average number of shares for the				
trading period		1,710		(i) 1,699
	----------	----------	----------	----------

(i) representing the period from 9 July 2001 to 31 December 2001.

(ii) representing the period from 23 November 2000 to 31 December 2001

(b) Diluted earnings per share

	Half year ended 30 June 2002			25 week trading period ended 31 December 2001		
	Earnings	Weighted average number of shares	Per share	Earnings	Weighted average number of shares	Per share
	£m	m	pence	£m	m	pence

(Loss)/Profit after tax attributable to equity shareholders	(16)	1,710	(0.9)	23	1,280	1.8
Dilutive effect of options	-	1	-	-	-	-
	---------	----------	--------	---------	----------	-----
Diluted earnings per share	(16)	1,711	(0.9)	23	1,280	1.8
	---------	----------	--------	---------	----------	-----

In accordance with Financial Reporting Standard 14 (Earnings per share), the bonus shares due to be issued on 2 August 2002 are not treated as dilutive potential ordinary shares at 30 June 2002.

6. Longer-term investment return

The longer-term investment return is calculated in respect of equity and fixed interest investments by applying the longer-term rate of return for each investment category to the quarterly weighted average of the corresponding assets.

The directors have determined the longer-term rates of investment return to be as follows:

	30 June 2002	31 Dec 2001
Equities	7.50%	7.50%
UK Government fixed interest	5.00%	5.00%
Other fixed interest	5.75%	5.75%

7. Staff pension schemes

The Group operates one principal scheme, the Friends Provident Pension Scheme ("FPPS"), to which the majority of the Group's employees belong. The scheme is a UK defined benefit scheme and its assets are administered by Friends Ivory & Sime plc, a subsidiary undertaking. A full actuarial valuation was carried out at 30 September 2001 and was updated to 30 June 2002 by the Scheme Actuary.

The employer paid no contributions to the scheme for the half year ending 30 June 2002, in accordance with the schedule of contributions for the period to 30 June 2005 agreed between the employer and the scheme trustees, based on the actuarial valuation as at 31 December 1999. Details of the latest valuation for the principal scheme are given below:

	FPP
Date of last valuation	30 June 200
Method of valuation	Projected Un
Scheme actuary	Towers Perri
Market value of assets at last valuation date	£613r
Level of funding	116%

The major assumptions used by the actuary were:

	30 June 2002	31 De 200
Inflation assumption	2.50%	2.25°
Rate of increase in salaries	4.00% plus allowance for salary scale increases	3.75% plus allowance fc salary scale increase
Rate of increase in pensions in payment and deferred pensions	2.50%	2.25°
Discount rate	6.00%	6.00°

The assets in the scheme and the expected annual rate of return were:

	30 June 2002	31 Dec 2001	30 June 2002 £m	31 Dec 2001 £m
Fixed interest bonds	5.00%	4.75%	61	63
Index-linked bonds	4.75%	4.50%	46	45
Equities	8.25%	8.50%	491	581
Cash	4.75%	4.50%	15	12
Total market value of assets			613	701
Present value of scheme liabilities			(530)	(512)
Surplus in the scheme			83	189
Related deferred tax liability			(25)	(57)
Net pension asset of FPPS			58	132
Other schemes			(2)	1
Net pension asset			56	133

8. Reconciliation of movements in consolidated equity shareholders' funds

	Half year ended 30 June 2002 £m	25 week trading period ended 31 Dec 2001 £m
Share capital issued during the period, including share premium, net of expenses	-	1,618
Reserve arising on transfer in of the business of Friends' Provident Life Office	-	693

Total recognised losses arising in the period	(94)	(30)
Goodwill reinstated (net of minority interest)	-	4
Dividend	(42)	(60)
	----------	----------
Net (reductions)/additions to shareholders' funds	(136)	2,225
Shareholders' funds at beginning of period	2,225	-
	----------	----------
Shareholders' funds at end of period	2,089	2,225
	======	======

9. Reconciliation of profit on ordinary activities before tax to net cash inflow from operating activities

	Half year ended 30 June 2002 £m	25 week trading period ended 31 Dec 2001 £m
Profit on ordinary activities before tax	5	39
Investment income	(16)	(13)
Interest payable	2	2
Exceptional items relating to Asset Management operations	-	2
Shareholder realised and unrealised investment gains	57	20
Amortisation of goodwill	7	7
Depreciation of tangible fixed assets	11	11
Profits relating to long-term business	(146)	(103)
Net cash received from long-term business	278	-
Allocated investment income	107	66
Current service cost of pension scheme	9	9
Expected return on net pension asset	(12)	(15)
Movements in other assets / liabilities	(50)	53
	----------	----------
Net cash inflow from operating activities	252	78
	======	======

10. Post balance sheet and other announced events

Acquisition of Royal & SunAlliance Investments

On 1 July 2002 Friends Ivory & Sime plc ("FIS") completed a transaction through Friends Ivory & Sime Treasury Limited, its wholly owned subsidiary, whereby it acquired Royal & SunAlliance Investments ("R&SA Investments"), the UK asset management business of Royal & SunAlliance Insurance Group ("R&SA Group"), for an initial cash consideration of £240m. Following agreement of completion accounts, a £ for £ adjustment will be made to the initial consideration to reflect the agreed net asset position at completion.

Net assets of approximately £28m are acquired and recognised in the consolidated balance sheet as a result of the transaction. After allowing for transaction costs of £6m, goodwill recognised on the transaction will be approximately £218m.

At 31 December 2001, R&SA Investments managed a total of £36bn of funds. As part of the transaction, FIS and R&SA Group have agreed terms under which FIS will become the investment manager, under an exclusive 10 year contract, of the UK life assurance and general insurance funds of R&SA Group.

Acquisition of Royal & SunAlliance International Financial Services

On 11 June 2002 the Board of Friends Provident plc announced that it had entered into a conditional agreement whereby Friends Provident Life and Pensions Limited ("FPLP"), a subsidiary of Friends Provident plc, will acquire Royal & Sun Alliance International Financial Services Limited ("R&SAIFS"), the Isle of Man based offshore life insurance operation of the R&SA Group, and Royal & Sun Alliance Investment Management Luxembourg SA ("R&SAIML") for £133m. The transaction remains conditional upon the receipt of certain regulatory approvals and is expected to be completed in the second half of 2002. The consideration will be subject to a completion accounting process, which takes into account the prevailing stock market levels.

It is not practicable to estimate the financial effect of this transaction. For the year ended 31 December 2001, R&SAIFS reported total premium income of £368.6m, new business APE of £56.1m and profit after tax of £8.1m (MSS basis). R&SAIFS reported that, at that date, it had approximately 44,000 in-force policies with policyholder assets totalling in excess of £2.1bn, net assets of £19.2m and an embedded value of £107m. The net assets of R&SAIML at that date and profit after tax for the year ending 31 December 2001 were negligible in the context of this transaction.

Appendix : New Life and Pensions Business

(a) Half year ended 30 June 2002 vs half year ended 30 June 2001

	Half year ended 30 June 2002			Half year ended 30 June 2001			Chang
	Regular Premiums £m	Single Premiums £m	APE £m	Regular Premiums £m	Single Premiums £m	APE £m	AF
Life							
Protection	18.4	-	18.4	16.9	1.1	17.0	8.
Savings and Investment	8.5	340.5	42.6	13.9	200.6	34.0	25.
	------	------	------	------	------	------	----
	26.9	340.5	61.0	30.8	201.7	51.0	19.

	------	------	------	------	------	------	----
Pensions							
Individual Pensions	10.0	136.6	23.7	10.9	154.6	26.4	(10.
Group Pensions	71.0	101.1	81.1	55.6	70.6	62.6	29.
Annuities	-	158.7	15.9	-	198.1	19.8	(19.
	------	------	------	------	------	------	----
	81.0	396.4	120.7	66.5	423.3	108.8	10.
	------	------	------	------	------	------	----
Total Life and Pensions	107.9	736.9	181.7	97.3	625.0	159.8	13.
	------	------	------	------	------	------	----

(b) Quarter 2 2002 vs Quarter 2 2001

	Quarter 2 2002			Quarter 2 2001			Chang
	Regular Premiums £m	Single Premiums £m	APE £m	Regular Premiums £m	Single Premiums £m	APE £m	AP (
Life							
Protection	9.8	-	9.8	7.5	0.4	7.5	30.
Savings and Investment	4.2	175.8	21.8	6.8	93.8	16.2	34.
	------	------	------	------	------	------	----
	14.0	175.8	31.6	14.3	94.2	23.7	33.
	------	------	------	------	------	------	----
Pensions							
Individual Pensions	5.0	49.8	10.0	5.9	84.0	14.3	(30.
Group Pensions	43.5	57.3	49.2	30.3	38.5	34.1	44.
Annuities	-	73.9	7.4	-	119.2	11.9	(37.
	------	------	------	------	------	------	----
	48.5	181.0	66.6	36.2	241.7	60.3	10.
Total Life and Pensions	62.5	356.8	98.2	50.5	335.9	84.0	16.
	------	------	------	------	------	------	----

(c) Quarter 1 2002 vs Quarter 1 2001

	Quarter 1 2002			Quarter 1 2001			Chang
	Regular Premiums £m	Single Premiums £m	APE £m	Regular Premiums £m	Single Premiums £m	APE £m	AF
Life							
Protection	8.6	-	8.6	9.4	0.7	9.5	(9.
Savings and Investment	4.3	164.7	20.8	7.1	106.8	17.8	16.
	------	------	------	------	------	------	----
	12.9	164.7	29.4	16.5	107.5	27.3	7.
	------	------	------	------	------	------	----
Pensions							
Individual Pensions	5.0	86.8	13.7	5.0	70.6	12.1	13.
Group Pensions	27.5	43.8	31.9	25.3	32.1	28.5	11.
Annuities	-	84.8	8.5	-	78.9	7.9	7.
	------	------	------	------	------	------	----
	32.5	215.4	54.1	30.3	181.6	48.5	11.
	------	------	------	------	------	------	----
Total Life and Pensions	45.4	380.1	83.5	46.8	289.1	75.8	10.
	------	------	------	------	------	------	----

END